Exhibit 99.1
United Bank remains committed to its core business, which is, has been and will be that of providing the basic activities of banking to our customers. We support this business with a strong capital base and maintain liquidity so that we can meet the financial needs of our customers during these turbulent times. This solid strategy has been rewarded by market share growth. During the past reporting year, our market share in all counties served by the bank has grown from 5.84% to 7.01% placing it 4th out of the 33 institutions. In addition, United Bank was recognized by the FDIC with its “Alliance for Economic Inclusion Award” for financial education and product initiatives.
United Bank ended the third quarter of 2008 with $464 million in total assets, a 14% increase from the end of the third quarter of 2007. Loans increased by $32 million during this period confirming the bank’s ability to continue to make loans available to its customers even in these unsettled economic times. Total deposits increased $25 million reflecting growth in all the bank’s markets.
Earnings for the period were $1.1 million reflecting the challenging environment. This represents a decrease from the $1.9 million earned in the same period in 2007. Net interest margin compression continued to negatively impact earnings through the third quarter. The year- to- date provision for loan losses totaled $1,490,000 an increase of $860,000 over the same period last year. Allowance for Loan Losses is $3,150,997. These actions reflect the bank’s commitment to proactively address credit issues while building acceptable strength in the balance sheet.
We are pleased to report the completion of our two newest offices in Loxley, Alabama and Milton, Florida. These facilities strengthen the bank’s commitment in these very attractive markets. We appreciate your support of the bank. If we can be of service, please do not hesitate to contact us so we can help meet your financial needs.
Robert R. Jones, III
President & CEO
STATEMENT OF CONDITION
At the close of business September 30
(Unaudited)
(000’s)

	2008	2007
ASSETS
Cash & due from banks	$12,245	$11,933
Federal funds sold	15,012	13,603
Investment securities	112,226	96,851
Loans, net	291,026	259,407
Banks premises & equipment, net	18,586	15,518
Accrued interest receivable & other assets	14,700	10,710

TOTAL ASSETS	463,795	408,022

LIABILITIES & STOCKHOLDERS’ EQUITY
Deposits	356,306	331,469
Repurchase agreements	61,766	30,632
Other borrowed funds	1,882	2,311
Accrued interest payable & other liabilities	2,629	2,650

Total Liabilities	422,583	367,062

Stockholders’ Equity
Class A common stock, authorized 2,500 shares of $10.00 par value; 2,500 shares issued and outstanding	25	25
Class B common stock, authorized 5,000 shares of $1.00 par value; 3,000 shares issued and outstanding	3	3
Surplus	13,148	13,083
Retained Earnings	28,036	27,849

Total stockholders’ equity	41,212	40,960

TOTAL LIABLILITIES & STOCKHOLDERS’ EQUITY	$463,795	$408,022